UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission File Number: 001-31221

Total number of pages: 65

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: October 30, 2015	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Earnings release for the six months ended October 30, 2015
2.	Results presentation for the first six months of the fiscal year ending March 31, 2016

Earnings Release	October 30, 2015
For the Six Months Ended September 30, 2015	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL https://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Kaoru Kato, Representative Director, President and Chief Executive Officer
Contact:	Koji Otsuki, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	November 6, 2015
Scheduled date for dividend payment:	November 20, 2015
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the Six Months Ended September 30, 2015 (April 1, 2015 - September 30, 2015)

(1) Consolidated Results of Operations

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.
Six months ended September 30, 2015	2,214,987	1.9%	462,574	15.8%	452,562	12.0%	317,135	22.2%
Six months ended September 30, 2014	2,172,976	(1.2)%	399,586	(15.5)%	404,062	(16.1)%	259,522	(13.6)%

(Percentages above represent changes compared to the corresponding period of the previous year)

(Note)	Comprehensive income attributable to	For the six months ended September 30, 2015:	308,774 million yen	20.1%
	NTT DOCOMO, INC.:	For the six months ended September 30, 2014:	257,061 million yen	(22.2)%

	Basic Earnings per Share Attributable to NTT DOCOMO, INC.	Diluted Earnings per Share Attributable to NTT DOCOMO, INC.
Six months ended September 30, 2015	81.70 (yen)	—
Six months ended September 30, 2014	62.61 (yen)	—

(2) Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
September 30, 2015	7,236,215	5,573,143	5,552,993	76.7%	1,430.64 (yen)
March 31, 2015	7,146,340	5,402,616	5,380,072	75.3%	1,386.09 (yen)

2. Dividends

	Cash Dividends per Share (yen)
	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2015	—	30.00	—	35.00	65.00
Year ending March 31, 2016	—	35.00
Year ending March 31, 2016 (Forecasts)			—	35.00	70.00

(Note)	Revisions to the forecasts of dividends: None

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2016 (April 1, 2015 - March 31, 2016)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Year ending March 31, 2016	4,490,000	2.4%	710,000	11.1%	703,000	9.2%	490,000	19.5%	126.24 (yen)

(Percentages above represent changes compared to the corresponding previous year)

(Note)	Revisions to the forecasts of consolidated financial results: Yes

* Notes:

(1)	Changes in significant subsidiaries:		None
(Changes in significant subsidiaries for the six months ended September 30, 2015 which resulted in changes in scope of consolidation)

(2)	Application of simplified or exceptional accounting:		None

(3)	Changes in accounting policies
i.	Changes due to revision of accounting standards and other regulations:		None
ii.	Others:		None

(4)	Number of issued shares (common stock)
i.	Number of issued shares (inclusive of treasury stock):	As of September 30, 2015:	4,085,772,000 shares
		As of March 31, 2015:	4,085,772,000 shares

ii.	Number of treasury stock:	As of September 30, 2015:	204,288,188 shares
		As of March 31, 2015:	204,288,145 shares

iii.	Number of weighted average common shares outstanding:	For the six months ended September 30, 2015:	3,881,483,821 shares
		For the six months ended September 30, 2014:	4,144,776,164 shares

* Presentation on the status of quarterly review procedure:

This earnings release is not subject to the quarterly review procedure as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the quarterly review procedure on financial statements as required by the Financial Instruments and Exchange Act of Japan had not been finalized.

* Explanation for forecasts of operations and other notes:

    Forecast of results

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2016, refer to “1. (3) Prospects for the Fiscal Year Ending March 31, 2016” on page 12 and “5. Special Note Regarding Forward-Looking Statements” on page 23, contained in the attachment.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Six Months Ended September 30, 2015

1. Information on Consolidated Results

(1) Operating Results

i. Business Overview

Japan’s telecommunications sector has seen a dramatic change in its market structure.

In May 2014, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT) unveiled its “Hikari Collaboration Model”—a new wholesale business model for NTT’s fiber access services. As this enables telecommunications operators and a wide range of other market participants to provide services utilizing fiber connections, the competition in the market has begun to intensify even further transcending the traditional boundaries of the telecommunications market.

Within the mobile communications market, the intensification of market conditions such as various participants entering the market and new services emerging, is expected to gather momentum due to the rapid proliferation and expanded use of smartphones, tablets, and other function-rich mobile devices, the advancement of IoT*1 as well as the government’s pro-competition policy and other factors.

In the context of this market environment, as part of our “New Initiatives toward Delivery of Medium-Term Targets” that are planned to be implemented in the period through FY2017 (the fiscal year ending March 31, 2018), we started rolling out the “+d” value co-creation programs together with various external partners. In this undertaking, we will continuously evolve our collaboration with partners, thereby responding to the diverse requirements of our customers.

During the six months ended September 30, 2015, we entered into an alliance with GE Energy Japan Co., Ltd. and a separate alliance with Laox Co., Ltd. for collaboration, respectively, in the IoT and retail businesses.

Meanwhile, we were awarded the No. 1 overall ranking among Japan’s mobile phone operators in the “2015 Japan Mobile Phone Service Satisfaction StudySM*2,” a customer satisfaction study on individual mobile phone users conducted by J.D. Power Asia Pacific.

For the six months ended September 30, 2015, despite the lasting negative impact from the “Monthly Support” discount program, operating revenues increased by ¥42.0 billion from the same period of the previous fiscal year to ¥2,215.0 billion, due mainly to the increase of smartphone users, the strong demand for tablets and other products purchased as a second mobile device by individual users, the growth of subscriptions to the “docomo Hikari” optical-fiber broadband service launched in March 2015 and the steady expansion of smart life business, which includes “dmarket,” and other businesses.

Operating expenses, on the other hand, decreased by ¥21.0 billion from the same period of the previous fiscal year to ¥1,752.4 billion, due mainly to decreases in selling expenses and network-related costs as a result of cost efficiency improvements, despite an increase in cost associated with increased revenues in smart life business and other businesses.

As a result, Operating income increased by ¥63.0 billion from the same period of the previous fiscal year to ¥462.6 billion for the six months ended September 30, 2015.

Income before income taxes and equity in net income (losses) of affiliates was ¥452.6 billion, and Net income attributable to NTT DOCOMO, INC. increased by ¥57.6 billion from the same period of the previous fiscal year to ¥317.1 billion for the six months ended September 30, 2015.

*1:	Abbreviation for “Internet of Things,” a concept that describes a world in which everything is connected to the Internet, enabling remote control and management of devices, etc.
*2:

2015 Japan Mobile Phone Service Satisfaction StudySM by J.D. Power Asia Pacific. The 2015 study is based on 31,200 responses obtained from mobile phone users residing in Japan for the period of July 2015.

DOCOMO Earnings Release	Six Months Ended September 30, 2015

Consolidated results of operations for the six months ended September 30, 2014 and 2015 were as follows:

<Results of operations>

	Billions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015	Increase (Decrease)
Operating revenues	¥2,173.0	¥2,215.0	¥42.0	1.9%
Operating expenses	1,773.4	1,752.4	(21.0)	(1.2)

Operating income	399.6	462.6	63.0	15.8
Other income (expense)	4.5	(10.0)	(14.5)	—

Income before income taxes and equity in net income (losses) of affiliates	404.1	452.6	48.5	12.0
Income taxes	141.9	136.0	(5.9)	(4.2)

Income before equity in net income (losses) of affiliates	262.2	316.6	54.4	20.8
Equity in net income (losses) of affiliates	(3.7)	1.6	5.3	—

Net income	258.5	318.2	59.7	23.1
Less: Net (income) loss attributable to noncontrolling interests	1.0	(1.0)	(2.1)	—

Net income attributable to NTT DOCOMO, INC.	¥259.5	¥317.1	¥57.6	22.2

EBITDA margin*	34.2%	34.8%	0.6 point	—

ROE*	4.7%	5.8%	1.1 point	—

*

EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROE, see “4.(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 22.

<Operating revenues>

	Billions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015	Increase (Decrease)
Telecommunications services	¥1,393.4	¥1,382.3	¥(11.1)	(0.8)%
Mobile communications services revenues	1,387.8	1,366.5	(21.2)	(1.5)
Voice revenues	452.6	413.6	(39.0)	(8.6)
Packet communications revenues	935.2	952.9	17.8	1.9
Optical-fiber broadband service and other telecommunications services revenues	5.6	15.8	10.2	180.8
Equipment sales	441.9	416.8	(25.0)	(5.7)
Other operating revenues	337.7	415.8	78.1	23.1

Total operating revenues	¥2,173.0	¥2,215.0	¥42.0	1.9%

Notes:
1.	Voice revenues include data communications revenues through circuit switching systems.
2.

With the introduction of “Optical-fiber broadband services and other telecommunications services revenues” in the fourth quarter of the fiscal year ended March 31, 2015, telecommunications services revenues included in conventional “Other operating revenues” in the financial statements for the six months ended September 30, 2014 have been retroactively reclassified into “Optical-fiber broadband service and other telecommunications services revenues.”

<Operating expenses>

	Billions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015	Increase (Decrease)
Personnel expenses	¥141.4	¥144.3	¥2.9	2.0%
Non-personnel expenses	1,140.0	1,135.3	(4.7)	(0.4)
Depreciation and amortization	323.4	297.1	(26.3)	(8.1)
Loss on disposal of property, plant and equipment and intangible assets	33.6	22.5	(11.1)	(33.0)
Communication network charges	114.8	132.9	18.2	15.8
Taxes and public dues	20.2	20.2	0.1	0.3

Total operating expenses	¥1,773.4	¥1,752.4	¥(21.0)	(1.2)%

DOCOMO Earnings Release	Six Months Ended September 30, 2015

ii. Segment Results

The results of each segment for the six months ended September 30, 2015 are summarized below.

We realigned our three former operating segments, which had consisted of our mobile communications business, smart life business and other businesses, into three new operating segments, which consist of our telecommunications business, smart life business and other businesses, from the fourth quarter of the fiscal year ended March 31, 2015, as a result of realignment of respective businesses to effectively manage our telecommunications related services triggered by the launch of optical-fiber broadband services.

For details, please see “3.(4) Notes to Consolidated Financial Statements” on page 18.

Telecommunications business—

<Results of operations>

	Billions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015	Increase (Decrease)
Operating revenues from telecommunications business	¥1,826.5	¥1,807.0	¥(19.4)	(1.1)%
Operating income (loss) from telecommunications business	384.7	420.2	35.5	9.2

Although we saw an expansion in the number of smartphone users, increased demand for tablets and other products purchased as a second mobile device by individual users, and growth of subscriptions to the “docomo Hikari” optical-fiber broadband service, operating revenues from telecommunications business for the six months ended September 30, 2015 recorded a drop of ¥19.4 billion or 1.1%, from ¥1,826.5 billion for the same period of the previous fiscal year to ¥1,807.0 billion, owing mainly to the negative impact from the Monthly Support discount program.

Operating expenses from telecommunications business for the six months ended September 30, 2015 decreased by ¥54.9 billion or 3.8%, from ¥1,441.8 billion for the same period of the previous fiscal year to ¥1,386.8 billion due mainly to decreases in selling expenses and network-related costs as a result of cost efficiency improvements.

Consequently, operating income was ¥420.2 billion, an increase of ¥35.5 billion or 9.2%, from ¥384.7 billion for the same period of the previous fiscal year.

<<Key Topics>>

•

The total subscriptions to our new billing plan, “Kake-hodai & Pake-aeru,” grew to 23.78 million as of September 30, 2015, an increase of 14.35 million from September 30, 2014. The number of subscriptions to our “docomo Hikari” optical-fiber broadband service launched in March 2015 was approximately 720,000 as of September 30, 2015.

•	To allow customers to utilize our services at the optimal rate, we introduced a new flat-rate voice plan, “Kake-hodai Light Plan,” in September 2015.

•

The total number of smartphones sold during the six months ended September 30, 2015 reached 7.07 million units thanks to the brisk sales of iPhone 6s* and iPhone 6s Plus*, which were released in September 2015, and the favorable increase in the sales of Android smartphones such as the “Xperia” series and “AQUOS EVER.” The contribution of tablet devices, such as iPad Air 2* and “dtab d-01G,” to the total number of smartphones sold amounted to 1.02 million units due to the successful acquisition of subscriptions by users of multiple mobile devices leveraging our new billing plan.

DOCOMO Earnings Release	Six Months Ended September 30, 2015

•

We continued to expand the service coverage of our LTE network, increasing the number of LTE-enabled base stations to 115,400 nationwide as of September 30, 2015, of which the number of base stations compatible with our “PREMIUM 4G”—a high-speed data communication service based on LTE-Advanced technology launched in March 2015—was expanded to 7,700, providing service in 640 cities across Japan. Meanwhile, in September 2015 we commenced a service featuring downlink speeds of up to 262.5 Mbps in selected areas of Tokyo, Osaka and Nagoya.

*	TM and © 2015 Apple Inc. All rights reserved. iPad and iPhone are trademarks of Apple Inc. The iPhone trademark is used under a license from AIPHONE Co., Ltd.

Number of subscriptions by services and other operating data are as follows:

<Number of subscriptions by services>

	Thousand subscriptions
	September 30, 2014	September 30, 2015	Increase (Decrease)
Cellular services	64,295	68,494	4,199	6.5%
Including: New billing plan	9,429	23,777	14,348	152.2
Cellular (LTE(Xi)) services	26,215	34,504	8,289	31.6
Cellular (FOMA) services	38,080	33,989	(4,090)	(10.7)

Notes:
1.	Number of subscriptions to Cellular services, Cellular (LTE(Xi)) services and Cellular (FOMA) services includes Communication Module services subscriptions.
2.	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

<Number of handsets sold and churn rate>

	Thousand units
	Six months ended September 30, 2014	Six months ended September 30, 2015	Increase (Decrease)
Number of handsets sold	10,948	12,041	1,093	10.0%
Cellular (LTE(Xi)) services
New LTE(Xi) subscription	2,445	3,973	1,528	62.5
Change of subscription from FOMA	2,816	1,832	(984)	(34.9)
LTE(Xi) handset upgrade by LTE(Xi) subscribers	2,518	3,528	1,010	40.1
Cellular (FOMA) services
New FOMA subscription	1,220	1,181	(39)	(3.2)
Change of subscription from LTE(Xi)	64	54	(9)	(14.6)
FOMA handset upgrade by FOMA subscribers	1,886	1,474	(412)	(21.8)

Churn rate*	0.58%	0.58%	0.00 point	—

*

Calculation method has been changed from the first quarter of the fiscal year ending March 31, 2016. Accordingly, “Churn rate” for the six months ended September 30, 2014 has also been changed. Data are calculated excluding the subscriptions and cancellations of subscriptions of Mobile Virtual Network Operators (MVNOs).

DOCOMO Earnings Release	Six Months Ended September 30, 2015

<Trend of ARPU and MOU*>

Starting from the three months ended June 30, 2015, we redefined “ARPU” in order to better reflect actions we will take that are aimed at increasing our telecommunications services revenues.

To reflect the increase in multiple subscriptions by individual users driven by increasing demand for devices such as tablet devices and Wi-Fi routers, we changed the calculation method of ARPU from a “per active subscription” basis to a “per active user” basis. We also changed the calculation method of ARPU by adding “docomo Hikari” ARPU in addition to Voice ARPU and Packet ARPU in connection with the launch of our optical-fiber broadband service.

Furthermore, we excluded Smart ARPU from the calculation method of ARPU considering that we are striving to increase the revenues of our smart life business and other businesses not only from telecommunications services users but also from other customers.

The sum of Packet ARPU and “docomo Hikari” ARPU is referred to as Data ARPU.

	Yen
	Six months ended September 30, 2014	Six months ended September 30, 2015	Increase (Decrease)
Aggregate ARPU*	¥4,160	¥4,100	¥(60)	(1.4)%
Voice ARPU	1,310	1,180	(130)	(9.9)
Data ARPU	2,850	2,920	70	2.5
Packet ARPU	2,850	2,890	40	1.4
“docomo Hikari” ARPU	—	30	30	—

MOU* (minutes)	116	131	15	12.9%

Note:

Starting with the first quarter of the fiscal year ending March 31, 2016, the calculation method of ARPU and MOU was changed. ARPU and MOU figures for the six months ended September 30, 2014 reflect these subsequent changes to the calculation method.

*	See “4.(2) Definition and Calculation Methods of ARPU and MOU” on page 21 for definition and calculation methods.

DOCOMO Earnings Release	Six Months Ended September 30, 2015

Smart life business—

<Results of operations>

	Billions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015	Increase (Decrease)
Operating revenues from smart life business	¥208.3	¥246.3	¥38.0	18.3%
Operating income (loss) from smart life business	13.4	33.4	20.1	150.1

Operating revenues from smart life business for the six months ended September 30, 2015 were ¥246.3 billion, an increase of ¥38.0 billion or 18.3%, from ¥208.3 billion for the same period of the previous fiscal year, due mainly to the growth in revenues from “dmarket” and other content services as well as increases in the amounts of “DCMX” and other finance/payment services transactions.

Operating expenses were ¥212.9 billion yen, an increase of ¥18.0 billion or 9.2%, from ¥194.9 billion for the same period of the previous fiscal year, driven primarily by the increase in expenses associated with the growth in revenues from “dmarket” and other content services.

As a consequence, operating income was ¥33.4 billion, an increase of ¥20.1 billion or 150.1%, from ¥13.4 billion for the same period of the previous fiscal year.

<<Key Topics>>

•

The combined number of “dmarket” subscriptions* reached 13.95 million as of September 30, 2015, an increase of 6.14 million from September 30, 2014. The “dgourmet” service has also enjoyed brisk sales following its launch in May 2015, with its total subscriptions exceeding 500,000 as of September 30, 2015.

•

We added four new services to our “Home Anshin Partner” home trouble support services, including: the “Absent Home Surveillance” function using cameras or Android devices; “Safety Confirmation Service,” a home visit service by professional staff to confirm the safety of family members living apart; “Omimaikin,” a system that offers subscribers up to 100,000 yen in case of intrusion or other damages as solatium; and “Health Consultation Dial,” a 24-hour phone-based health consultation service attended to by medical doctors and other professional staff. Also, in conjunction with the introduction of the “Absent Home Surveillance” function, we started marketing a new network camera device, “SmaCame for docomo CS-QR10-D,” from August 2015.

•

In July 2015, we started offering a new service, “Anshin Number Check,” which notifies users in advance of suspicious incoming calls such as persistent sales calls and scam calls, allowing users to use our phone services free of worry.

*	The total number of users using “dTV,” “danime store,” “dhits,” “dkids,” “dmagazine” and “dgourmet” services under a monthly subscription arrangement.

DOCOMO Earnings Release	Six Months Ended September 30, 2015

Other businesses—

<Results of operations>

	Billions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015	Increase (Decrease)
Operating revenues from other businesses	¥152.4	¥173.5	¥21.1	13.9%
Operating income (loss) from other businesses	1.5	9.0	7.5	492.5

Operating revenues from other businesses for the six months ended September 30, 2015 amounted to ¥173.5 billion, an increase of ¥21.1 billion or 13.9%, from ¥152.4 billion for the same period of the previous fiscal year, driven mainly by increases in revenues resulting from the expanded uptake of our “Mobile Device Protection Service” and the growth of revenues relating to IoT businesses.

Operating expenses were ¥164.6 billion, an increase of ¥13.7 billion or 9.1%, from ¥150.9 billion for the same period of the previous fiscal year, as a result of rises in expenses associated with the expansion of revenues from our “Mobile Device Protection Service” and other services.

Consequently, operating income was ¥9.0 billion, an increase of ¥7.5 billion or 492.5% compared to ¥1.5 billion for the same period of the previous fiscal year.

<<Key Topics>>

•	To further boost the use of IoT, we launched a new billing plan for LTE-enabled embedded modules, “LTE Ubiquitous Plan,” in September 2015.

•

We started marketing “Sansan Smartphone Plan Storage Pack,” a smartphone-based business card management service targeting enterprises that is provided by Sansan, Inc. via our “Business Plus” suite of cloud-based enterprise mobile services from July 2015.

DOCOMO Earnings Release	Six Months Ended September 30, 2015

iii. CSR Activities

We aspire to help build a society in which everyone can share in a prosperous life of safety and security, beyond borders and across generations. We believe it is the corporate social responsibility (“CSR”) of DOCOMO to solve various social issues in fields such as IoT, medicine, healthcare, education and agriculture, through the “co-creation of social values”—an initiative that we plan to pursue together with various partners to create new services and businesses, while thoroughly ensuring fair, transparent and ethical business operations as a foundation for the creation of such values. Accordingly, we have positioned CSR at the core of our corporate management.

The principal CSR actions undertaken during the six months ended September 30, 2015 are summarized below:

•

We started offering a new text input application for smartphones, “Move & Flick,” which, by eliminating the need to look at one’s fingers when inputting text, makes text input easier for visually impaired persons and others who have difficulty precisely locating the position of individual keys using traditional text input methods.

•

To support the “mental health care” activities for the victims of the Great East Japan Earthquake who suffer from loss of motivation to go out or faded sense of belonging to local community after prolonged life in temporary housing, we provided cooking lessons through our subsidiary, ABC Cooking Studio Co., Ltd., and hosted “dTV” experience events allowing participants to try the video distribution service via tablet devices.

•

We set up a charity website to assist the people and areas affected by the heavy rainfall and other damages caused by Typhoon No. 18 of 2015, and collected donations using “docomo kouza” accounts and “docomo Points.”

•

We held approximately 3,500 sessions of “Smartphone and Mobile Phone Safety Class” to enlighten audiences on rules and manners related to using smartphones and mobile phones and inform them as to how to respond to troubles that may be encountered when using mobile phones and smartphones. Such sessions garnered attendance of approximately 660,000 people in total for the six months ended September 30, 2015.

DOCOMO Earnings Release	Six Months Ended September 30, 2015

iv. Trend of Capital Expenditures

<Capital expenditures>

	Billions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015	Increase (Decrease)
Total capital expenditures	¥292.5	¥219.5	¥(73.0)	(25.0)%
Telecommunications business	282.9	210.2	(72.7)	(25.7)
Smart life business	5.7	6.1	0.4	7.5
Other businesses	3.9	3.2	(0.7)	(18.7)

We pursued more efficient use of capital expenditures and further cost reduction, while expanding the coverage of our “PREMIUM 4G” service and moved ahead with capacity buildup to accommodate the growth in data traffic toward the goal of constructing a robust network that can provide a comfortable communications environment. As a result, the total capital expenditures for the six months ended September 30, 2015 decreased by 25.0% from the same period of the previous fiscal year to ¥219.5 billion.

DOCOMO Earnings Release	Six Months Ended September 30, 2015

(2) Financial Review

i. Financial Position

	Billions of yen
	September 30, 2014	September 30, 2015	Increase (Decrease)		(Reference) March 31, 2015
Total assets	¥7,075.0	¥7,236.2	¥161.2	2.3%	¥7,146.3
NTT DOCOMO, INC. shareholders’ equity	5,468.3	5,553.0	84.7	1.5	5,380.1
Liabilities	1,558.7	1,647.2	88.4	5.7	1,728.1
Including: Interest bearing liabilities	228.5	223.6	(4.8)	(2.1)	222.7

Shareholders’ equity ratio (1) (%)	77.3%	76.7%	(0.6)point	—	75.3%
Debt to Equity ratio (2) (multiple)	0.042	0.040	(0.002)	—	0.041

Notes:	(1)	Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
	(2)	Debt to Equity ratio = Interest bearing liabilities / NTT DOCOMO, INC. shareholders’ equity

ii. Cash Flow Conditions

	Billions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015	Increase (Decrease)
Net cash provided by operating activities	¥524.3	¥617.9	¥93.5	17.8%
Net cash used in investing activities	(393.4)	(319.4)	74.0	18.8
Net cash provided by (used in) financing activities	(440.4)	(139.2)	301.1	68.4
Free cash flows (1)	131.0	298.5	167.5	127.9
Free cash flows excluding changes in investments for cash management purposes (2)*	143.5	298.4	154.9	108.0

Notes:	(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities
(2)

Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “4.(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 22.

For the six months ended September 30, 2015, net cash provided by operating activities was ¥617.9 billion, an increase of ¥93.5 billion (17.8%) from the same period of the previous fiscal year. This was due mainly to an increase in cash inflows from customers in relation to collections of installment receivables for customers’ handset purchases and a decrease in cash outflows resulting from a decrease in the amount of income taxes paid.

Net cash used in investing activities was ¥319.4 billion, a decrease of ¥74.0 billion (18.8%) from the same period of the previous fiscal year. This was due mainly to decreases in cash outflows resulting from purchase of short-term investments for cash management purpose and purchases of property, plant and equipment as a result of efficient network construction, despite a decrease in cash inflows resulting from redemption of short-term investments.

Net cash used in financing activities was ¥139.2 billion, a decrease of ¥301.1 billion (68.4%) from the same period of the previous fiscal year. This was due mainly to a decrease in cash outflows for payments to acquire treasury stock, despite an increase in cash outflows for dividends paid.

As a result of the foregoing, the balance of cash and cash equivalents was ¥264.6 billion as of September 30, 2015, an increase of ¥159.0 billion (150.7%) from the previous fiscal year end.

DOCOMO Earnings Release	Six Months Ended September 30, 2015

(3) Prospects for the Fiscal Year Ending March 31, 2016

Competition in Japan’s mobile communications market is expected to remain intense in such areas as acquisition of subscribers and further improvement of service offerings. Under these market conditions, we will continue our efforts to secure our customer base and boost customers’ packet usage by further proliferating our new billing plan “Kake-hodai & Pake-aeru” launched in June 2014, the “docomo Hikari” optical-fiber broadband service and the “docomo Hikari Pack” bundle discount packages launched in March 2015, while also expanding new services that are designed to sustain customers’ “smart life.” In light of these undertakings, we have decided to revise our forecast announced on April 28, 2015.

In the revised guidance, operating revenues are estimated to be ¥4,490.0 billion, a decrease of ¥20.0 billion compared to the initial forecast, due mainly to a decrease in equipment sales revenues, despite an increase in telecommunications services revenues resulting from the stronger-than-expected expansion of smartphone user base and a growth of demand for tablets and other devices purchased as a second mobile device by individual users as well as an increase in other operating revenues driven by steadfast expansion of smart life business, which includes “dmarket,” and other businesses. Operating expenses, on the other hand, are projected to be ¥3,780.0 billion after a downward revision of ¥50.0 billion reflecting the greater-than-expected progress in our cost efficiency improvement efforts, decline in cost of equipment sold and other factors.

In view of the foregoing, we have revised upward our operating income projection for the fiscal year ending March 31, 2016 by ¥30.0 billion from the initial projection to ¥710.0 billion.

	Billions of yen
	Year ending March 31, 2016 (Original Forecasts)	Year ending March 31, 2016 (Revised Forecasts)	Increase (Decrease)		Year ended March 31, 2015 (Actual Results)
Operating revenues	¥4,510.0	¥4,490.0	¥(20.0)	(0.4)%	¥4,383.4
Operating income	680.0	710.0	30.0	4.4	639.1
Income before income taxes and equity in net income (losses) of affiliates	687.0	703.0	16.0	2.3	643.9
Net income attributable to NTT DOCOMO, INC.	470.0	490.0	20.0	4.3	410.1
Capital expenditures	630.0	600.0	(30.0)	(4.8)	661.8
Free cash flows excluding changes in investments for cash management purposes*	400.0	480.0	80.0	20.0	295.6
EBITDA*	1,340.0	1,360.0	20.0	1.5	1,369.1
EBITDA margin*	29.7%	30.3%	0.6 point	—	31.2%
ROE*	8.6%	8.9%	0.3 point	—	7.4%

*

EBITDA and EBITDA margin, as we use them in this earning release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of free cash flows excluding changes in investments for cash management purposes, EBITDA, EBITDA margin, and ROE, see “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 22.

DOCOMO Earnings Release	Six Months Ended September 30, 2015

2. Other Information

(1) Changes in Significant Subsidiaries

None

(2) Application of Simplified or Exceptional Accounting

None

(3) Changes in Accounting Policies

None

DOCOMO Earnings Release	Six Months Ended September 30, 2015

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2015	September 30, 2015
ASSETS
Current assets:
Cash and cash equivalents	¥105,553	¥264,599
Short-term investments	243,757	240,975
Accounts receivable	264,591	208,312
Receivables held for sale	897,999	925,891
Credit card receivables	234,412	252,580
Other receivables	327,275	362,515
Allowance for doubtful accounts	(14,100)	(15,353)
Inventories	186,275	209,750
Deferred tax assets	61,512	67,060
Prepaid expenses and other current assets	108,102	100,366

Total current assets	2,415,376	2,616,695

Property, plant and equipment:
Wireless telecommunications equipment	5,027,390	5,045,294
Buildings and structures	890,382	892,874
Tools, furniture and fixtures	508,810	496,623
Land	200,736	200,830
Construction in progress	193,497	195,052
Accumulated depreciation and amortization	(4,309,748)	(4,392,601)

Total property, plant and equipment, net	2,511,067	2,438,072

Non-current investments and other assets:
Investments in affiliates	439,070	430,308
Marketable securities and other investments	195,047	185,373
Intangible assets, net	636,319	614,932
Goodwill	266,311	253,748
Other assets	445,723	454,868
Deferred tax assets	237,427	242,219

Total non-current investments and other assets	2,219,897	2,181,448

Total assets	¥7,146,340	¥7,236,215

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥203	¥200
Short-term borrowings	2,048	3,142
Accounts payable, trade	811,799	641,114
Accrued payroll	54,955	56,203
Accrued income taxes	68,563	141,444
Other current liabilities	176,734	191,866

Total current liabilities	1,114,302	1,033,969

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,400	220,300
Accrued liabilities for point programs	89,929	82,214
Liability for employees’ retirement benefits	173,872	178,200
Other long-term liabilities	129,632	132,502

Total long-term liabilities	613,833	613,216

Total liabilities	1,728,135	1,647,185

Redeemable noncontrolling interests	15,589	15,887

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	339,783	339,767
Retained earnings	4,397,228	4,578,526
Accumulated other comprehensive income (loss)	52,599	44,238
Treasury stock	(359,218)	(359,218)
Total NTT DOCOMO, INC. shareholders’ equity	5,380,072	5,552,993
Noncontrolling interests	22,544	20,150

Total equity	5,402,616	5,573,143

Total liabilities and equity	¥7,146,340	¥7,236,215

DOCOMO Earnings Release	Six Months Ended September 30, 2015

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Six Months Ended September 30, 2014	Six Months Ended September 30, 2015
Operating revenues:
Telecommunications services	¥1,393,373	¥1,382,307
Equipment sales	441,868	416,844
Other operating revenues	337,735	415,836

Total operating revenues	2,172,976	2,214,987

Operating expenses:
Cost of services (exclusive of items shown separately below)	555,623	587,647
Cost of equipment sold (exclusive of items shown separately below)	381,838	386,337
Depreciation and amortization	323,431	297,107
Selling, general and administrative	512,498	481,322

Total operating expenses	1,773,390	1,752,413

Operating income	399,586	462,574

Other income (expense):
Interest expense	(505)	(545)
Interest income	720	385
Other, net	4,261	(9,852)

Total other income (expense)	4,476	(10,012)

Income before income taxes and equity in net income (losses) of affiliates	404,062	452,562

Income taxes:
Current	130,116	144,300
Deferred	11,783	(8,320)

Total income taxes	141,899	135,980

Income before equity in net income (losses) of affiliates	262,163	316,582

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(3,684)	1,582

Net income	258,479	318,164

Less: Net (income) loss attributable to noncontrolling interests	1,043	(1,029)

Net income attributable to NTT DOCOMO, INC.	¥259,522	¥317,135

Per share data
Weighted average common shares outstanding – Basic and Diluted	4,144,776,164	3,881,483,821

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥62.61	¥81.70

Consolidated Statements of Comprehensive Income
	Millions of yen
	Six Months Ended September 30, 2014	Six Months Ended September 30, 2015
Net income	¥258,479	¥318,164
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	6,427	(7,037)
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	39	(43)
Foreign currency translation adjustment, net of applicable taxes	(8,932)	(981)
Pension liability adjustment, net of applicable taxes	(78)	(233)

Total other comprehensive income (loss)	(2,544)	(8,294)

Comprehensive income	255,935	309,870

Less: Comprehensive (income) loss attributable to noncontrolling interests	1,126	(1,096)

Comprehensive income attributable to NTT DOCOMO, INC.	¥257,061	¥308,774

DOCOMO Earnings Release	Six Months Ended September 30, 2015

Consolidated Statements of Income

	Millions of yen
	Three Months Ended September 30, 2014	Three Months Ended September 30, 2015
Operating revenues:
Telecommunications services	¥689,905	¥707,053
Equipment sales	234,881	215,500
Other operating revenues	172,887	215,570

Total operating revenues	1,097,673	1,138,123

Operating expenses:
Cost of services (exclusive of items shown separately below)	290,036	298,744
Cost of equipment sold (exclusive of items shown separately below)	204,582	210,806
Depreciation and amortization	156,248	151,535
Selling, general and administrative	256,861	249,860

Total operating expenses	907,727	910,945

Operating income	189,946	227,178

Other income (expense):
Interest expense	(225)	(233)
Interest income	316	206
Other, net	1,551	(15,200)

Total other income (expense)	1,642	(15,227)

Income before income taxes and equity in net income (losses) of affiliates	191,588	211,951

Income taxes:
Current	66,315	74,007
Deferred	2,061	(10,649)

Total income taxes	68,376	63,358

Income before equity in net income (losses) of affiliates	123,212	148,593

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(127)	(38)

Net income	123,085	148,555

Less: Net (income) loss attributable to noncontrolling interests	56	(204)

Net income attributable to NTT DOCOMO, INC.	¥123,141	¥148,351

Per share data
Weighted average common shares outstanding – Basic and Diluted	4,142,813,793	3,881,483,812

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥29.72	¥38.22

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three Months Ended September 30, 2014	Three Months Ended September 30, 2015
Net income	¥123,085	¥148,555
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	2,527	(8,767)
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	12	(20)
Foreign currency translation adjustment, net of applicable taxes	(2,253)	5,735
Pension liability adjustment, net of applicable taxes	(100)	(207)

Total other comprehensive income (loss)	186	(3,259)

Comprehensive income	123,271	145,296

Less: Comprehensive (income) loss attributable to noncontrolling interests	76	(239)

Comprehensive income attributable to NTT DOCOMO, INC.	¥123,347	¥145,057

DOCOMO Earnings Release	Six Months Ended September 30, 2015

(3) Consolidated Statements of Cash Flows

	Millions of yen
	Six Months Ended September 30, 2014	Six Months Ended September 30, 2015
Cash flows from operating activities:
Net income	¥258,479	¥318,164
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	323,431	297,107
Deferred taxes	11,783	(8,320)
Loss on sale or disposal of property, plant and equipment	20,765	11,685
Equity in net (income) losses of affiliates (including impairment charges of investments in affiliates)	3,684	(1,582)
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	78,450	53,872
(Increase) / decrease in receivables held for sale	(46,701)	(27,892)
(Increase) / decrease in credit card receivables	(3,816)	(10,515)
(Increase) / decrease in other receivables	1,109	(34,714)
Increase / (decrease) in allowance for doubtful accounts	1,985	1,852
(Increase) / decrease in inventories	65,670	(26,094)
(Increase) / decrease in prepaid expenses and other current assets	(7,744)	4,797
(Increase) / decrease in non-current receivables held for sale	(27,941)	3,793
Increase / (decrease) in accounts payable, trade	(108,705)	(85,060)
Increase / (decrease) in accrued income taxes	(48,659)	73,261
Increase / (decrease) in other current liabilities	(3,808)	19,933
Increase / (decrease) in accrued liabilities for point programs	(17,055)	(7,715)
Increase / (decrease) in liability for employees’ retirement benefits	3,448	4,340
Increase / (decrease) in other long-term liabilities	11,850	4,573
Other, net	8,099	26,380

Net cash provided by operating activities	524,324	617,865

Cash flows from investing activities:
Purchases of property, plant and equipment	(279,159)	(216,622)
Purchases of intangible and other assets	(93,574)	(92,593)
Purchases of non-current investments	(1,743)	(1,734)
Proceeds from sale of non-current investments	411	1,466
Purchases of short-term investments	(30,058)	(3,611)
Redemption of short-term investments	17,551	3,707
Other, net	(6,798)	(10,027)

Net cash used in investing activities	(393,370)	(319,414)

Cash flows from financing activities:
Proceeds from short-term borrowings	11,252	144,841
Repayment of short-term borrowings	(12,936)	(143,619)
Principal payments under capital lease obligations	(873)	(732)
Payments to acquire treasury stock	(307,694)	(0)
Dividends paid	(124,427)	(135,836)
Other, net	(5,695)	(3,886)

Net cash provided by (used in) financing activities	(440,373)	(139,232)

Effect of exchange rate changes on cash and cash equivalents	(1,564)	(173)

Net increase (decrease) in cash and cash equivalents	(310,983)	159,046
Cash and cash equivalents as of beginning of period	526,920	105,553

Cash and cash equivalents as of end of period	¥215,937	¥264,599

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥1,525	¥7,774
Cash paid during the period for:
Interest, net of amount capitalized	456	431
Income taxes	178,980	79,029

DOCOMO Earnings Release	Six Months Ended September 30, 2015

(4) Notes to Consolidated Financial Statements

i. Note to Going Concern Assumption

There is no corresponding item.

ii. Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity

None

iii. Segment Information

DOCOMO’s chief operating decision maker (the “CODM”) is its board of directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO realigned its three former operating segments, which had consisted of its mobile communications business, smart life business and other businesses, into three new operating segments, which consist of its telecommunications business, smart life business and other businesses from the fourth quarter of the fiscal year ended March 31, 2015, as a result of realignment of respective businesses to effectively manage DOCOMO’s telecommunications related services triggered by the launch of optical-fiber broadband services. Accordingly, telecommunications services which had been included in other businesses under DOCOMO’s three former operating segments are reclassified to the telecommunications business.

Furthermore, certain Machine-to-Machine (M2M) services for consumers that had been included in other businesses were reclassified to the smart life business from the second quarter of the fiscal year ending March 31, 2016 to reflect the change in its internal organizational structure effective as of July 1, 2015.

The telecommunications business includes mobile phone services (LTE(Xi) services and FOMA services), optical-fiber broadband service, satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other services to support our customers’ daily lives. The other businesses primarily includes “Mobile Device Protection Service,” as well as development, sales and maintenance of IT systems.

In connection with this realignment, segment information for the six months ended September 30, 2014 and the three months ended September 30, 2014 has been restated to conform, respectively, to the presentation for the six months ended September 30, 2015 and the three months ended September 30, 2015.

Accounting policies used to determine segment operating revenues and operating income (loss) are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

Segment operating revenues:

	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Telecommunications business-
External customers	¥1,825,897	¥1,806,391
Intersegment	560	617

Subtotal	1,826,457	1,807,008
Smart life business-
External customers	200,575	240,533
Intersegment	7,695	5,778

Subtotal	208,270	246,311
Other businesses-
External customers	146,504	168,063
Intersegment	5,873	5,453

Subtotal	152,377	173,516

Segment total	2,187,104	2,226,835
Elimination	(14,128)	(11,848)

Consolidated	¥2,172,976	¥2,214,987

DOCOMO Earnings Release	Six Months Ended September 30, 2015

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Telecommunications business-
External customers	¥919,693	¥928,017
Intersegment	369	367

Subtotal	920,062	928,384
Smart life business-
External customers	102,788	125,018
Intersegment	4,153	2,906

Subtotal	106,941	127,924
Other businesses-
External customers	75,192	85,088
Intersegment	2,933	2,552

Subtotal	78,125	87,640

Segment total	1,105,128	1,143,948
Elimination	(7,455)	(5,825)

Consolidated	¥1,097,673	¥1,138,123

Segment operating income (loss):
	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Telecommunications business	¥384,700	¥420,169
Smart life business	13,373	33,441
Other businesses	1,513	8,964

Consolidated	¥399,586	¥462,574

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Telecommunications business	¥181,498	¥207,748
Smart life business	5,740	16,565
Other businesses	2,708	2,865

Consolidated	¥189,946	¥227,178

Segment operating income (loss) is segment operating revenues less segment operating expenses.

DOCOMO does not disclose geographical information because the amounts of operating revenues generated outside Japan are immaterial.

DOCOMO Earnings Release	Six Months Ended September 30, 2015

4. Appendices

(1) Operating Data for the 2nd Quarter of the Fiscal Year Ending March 31, 2016

Full-year Forecasts: as revised on October 30, 2015

		Fiscal Year Ended Mar. 31, 2015 Six Months (Apr. - Sep. 2014) Results		Fiscal Year Ending Mar. 31, 2016 Six Months (Apr. - Sep. 2015) Results		[Ref.] Fiscal Year Ended Mar. 31, 2015 Full-year Results	[Ref.] Fiscal Year Ending Mar. 31, 2016 Full-year Forecasts
			Second Quarter (Jul. - Sep. 2014) Results		Second Quarter (Jul. - Sep. 2015) Results
Number of Subscriptions and Other Operating Data
Cellular Subscriptions	thousands	64,295	64,295	68,494	68,494	66,595	70,400
Including: New Billing Plan Subscriptions	thousands	9,429	9,429	23,777	23,777	17,827	—
LTE(Xi)	thousands	26,215	26,215	34,504	34,504	30,744	37,800
FOMA (1)	thousands	38,080	38,080	33,989	33,989	35,851	32,600
Communication Module Service	thousands	3,464	3,464	4,461	4,461	4,173	—
Net Increase from Previous Period (2)	thousands	1,190	729	1,898	962	3,490	3,800
LTE(Xi)	thousands	4,250	2,171	3,760	1,896	8,779	7,000
FOMA (1)	thousands	(3,060)	(1,443)	(1,862)	(933)	(5,289)	(3,200)
sp-mode Subscriptions	thousands	25,742	25,742	30,209	30,209	28,160	32,000
i-mode Subscriptions	thousands	24,320	24,320	20,581	20,581	22,338	19,300
Churn Rate (2) (3)%		0.58	0.55	0.58	0.57	0.61	—
Number of Handsets Sold (4)	thousands	10,948	5,792	12,041	6,276	23,751	25,700
ARPU and MOU
Aggregate ARPU (5) (6) (7)	yen/month/user	4,160	4,110	4,100	4,190	4,100	4,160
Voice ARPU (8)	yen/month/user	1,310	1,290	1,180	1,240	1,280	1,210
Data ARPU	yen/month/user	2,850	2,820	2,920	2,950	2,820	2,950
Packet ARPU	yen/month/user	2,850	2,820	2,890	2,910	2,820	2,890
“docomo Hikari” ARPU	yen/month/user	—	—	30	40	—	60
MOU (6) (7) (9)	minute/month/user	116	121	131	134	122	—

*

Please refer to “4. (2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU on page 21, and an explanation of the methods used to calculate ARPU and the number of active users.

(1)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions include in the number of FOMA subscribers.
(2)	Data are calculated including communication module services subscriptions.
(3)

Calculation methods have been changed from the First Quarter of the Fiscal Year Ending March 31, 2016. (Accordingly, “Churn Rate” of the Fiscal Year Ended March 31, 2015 Second Quarter (July to September 2014) Results, Six Months (April to September 2014) Results and Full-Year Results have also been changed.) Data are calculated excluding the subscriptions and cancellations of subscriptions of Mobile Virtual Network Operators(MVNOs).

(4)	Sum of new subscriptions, change of subscription from FOMA to LTE(Xi), LTE(Xi) to FOMA, LTE(Xi) handset upgrade by LTE(Xi) subscribers, and FOMA handset upgrade by FOMA subscribers.
(5)

Data are calculated excluding revenues and users from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs).

(6)

Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name are not included in the calculation.

(7)

Calculation Methods has been changed from the First Quarter of the Fiscal Year Ending March 31, 2016. (Accordingly, ARPU and MOU of the Fiscal Year Ended March 31, 2015 Second Quarter (July to September 2014) Results, Six Months (April to September 2014) Results, Full-Year Results, and Fiscal Year Ending March 31, 2016 Full-year Forecasts have also been changed.)

(8)	Inclusive of circuit-switched data communication.
(9)

Data are calculated excluding users from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs).

DOCOMO Earnings Release	Six Months Ended September 30, 2015

(2) Definition and Calculation Methods of ARPU and MOU

i.	Definition of ARPU and MOU

a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing telecommunications services revenues (excluding certain revenues) by the number of active users to our wireless services in the relevant periods, as shown below under “ARPU Calculation Method.” We believe that our ARPU figures provide useful information to analyze the average usage per user and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b.	MOU (Minutes of Use): Average monthly communication time per user.

ii.	ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU

- Voice ARPU	:	Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active users
- Packet ARPU	:	Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active users
- “docomo Hikari” ARPU	:	A part of other operating revenues (basic monthly charges, voice communication charges) / No. of active users

In addition, the sum of Packet ARPU and “docomo Hikari” ARPU is referred to as Data ARPU.

iii.	Active Users Calculation Method

Sum of No. of active users for each month ((No. of users at the end of previous month + No. of users at the end of current month) / 2) during the relevant period

Notes:
1.	The number of “users” used to calculate ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below:

a.      Subscriptions of communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and

b. Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name.
2.

Revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in the ARPU calculation.

DOCOMO Earnings Release	Six Months Ended September 30, 2015

(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2016 (Revised Forecasts) are provided to the extent available without unreasonable efforts.

i. EBITDA and EBITDA margin

	Billions of yen
	Year ending March 31, 2016 (Revised Forecasts)	Year ended March 31, 2015	Six months ended September 30, 2014	Six months ended September 30, 2015
a. EBITDA	¥1,360.0	¥1,369.1	¥743.8	¥771.4

Depreciation and amortization	(622.0)	(659.8)	(323.4)	(297.1)
Loss on sale or disposal of property, plant and equipment	(28.0)	(40.1)	(20.8)	(11.7)
Impairment loss	—	(30.2)	—	—

Operating income	710.0	639.1	399.6	462.6

Other income (expense)	(7.0)	4.8	4.5	(10.0)
Income taxes	(216.0)	(238.1)	(141.9)	(136.0)
Equity in net income (losses) of affiliates	4.0	(7.8)	(3.7)	1.6
Less: Net (income) loss attributable to noncontrolling interests	(1.0)	12.1	1.0	(1.0)

b. Net income attributable to NTT DOCOMO, INC.	490.0	410.1	259.5	317.1

c. Operating revenues	4,490.0	4,383.4	2,173.0	2,215.0

EBITDA margin (=a/c)	30.3%	31.2%	34.2%	34.8%
Net income margin (=b/c)	10.9%	9.4%	11.9%	14.3%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. ROE

	Billions of yen
	Year ending March 31, 2016 (Revised Forecasts)	Year ended March 31, 2015	Six months ended September 30, 2014	Six months ended September 30, 2015
a. Net income attributable to NTT DOCOMO, INC.	¥490.0	¥410.1	¥259.5	¥317.1
b. Shareholders’ equity	5,489.1	5,511.7	5,555.8	5,466.5

ROE (=a/b)	8.9%	7.4%	4.7%	5.8%

Notes:

Shareholders’ equity (for annual period) = The average of NTT DOCOMO, INC. shareholders’ equity, each as of March 31, 2015 (or 2014) and 2016 (or 2015).

Shareholders’ equity (for six months) = The average of NTT DOCOMO, INC. shareholders’ equity, each as of March 31, 2015 (or 2014) and September 30, 2015 (or 2014).

iii. Free cash flows excluding changes in investments for cash management purposes

	Billions of yen
	Year ending March 31, 2016 (Revised Forecasts)	Year ended March 31, 2015	Six months ended September 30, 2014	Six months ended September 30, 2015
Net cash provided by operating activities	¥1,080.0	¥963.0	¥524.3	¥617.9
Net cash used in investing activities	(600.0)	(651.2)	(393.4)	(319.4)

Free cash flows	480.0	311.8	131.0	298.5

Changes in investments for cash management purposes	—	16.2	(12.5)	0.1

Free cash flows excluding changes in investments for cash management purposes	480.0	295.6	143.5	298.4

Notes:

Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

Net cash used in investing activities includes changes in investments for cash management purposes for the year ended March 31, 2015 and September 30, 2015 (or 2014).

The effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2016 due to the difficulties in forecasting such effect.

22

DOCOMO Earnings Release	Six Months Ended September 30, 2015

5. Special Note Regarding Forward-Looking Statements

This earning release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)

Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to optimize costs as expected.

(2)

If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3)

The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5)

Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

(7)	Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10)

Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11)

Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

23

Results Presentation

for the First Six Months of the Fiscal Year Ending March 31, 2016

October 30, 2015

Results Highlights

Key Financial Data, Segment Results, etc.

Operational Performance

Revised Full-Year Guidance

FY2015/1H Results Summary U.S.

GAAP

Recovering steadily toward medium -term targets Operating revenues / income: Up year-on-year

Financial Data

Operating revenues: ¥2,215.0 billion(Up 1.9% year-on-year)

Operating income: ¥462.6 billion(Up 15.8% year-on-year)

Operational Data

Net additions: 1.9 million(Up 1.6-fold year-on-year)

New billing plan subs*: 23.78 million(Up 2.5-fold from Sept. 30, 2014)

_docomo Hikari_ subs*: 720,000

Consolidated financial statements in this document are unaudited.

* No. of subscriptions as of September 30, 2015

2

U.S.

Selected Financial Data GAAP

FY2014/1H FY2015/1H Changes

(Billions of yen)(1)(2)(2)(1)

Operating revenues 2,173.0 2,215.0 +42.0

Operating expenses 1,773.4 1,752.4 -21.0

Operating income 399.6 462.6 +63.0

Net income attributable to 259.5 317.1 +57.6

NTT DOCOMO, INC.

EBITDA margin (%) *1 34.2 34.8 +0.6

Capital expenditures 292.5 219.5 -73.0

Adjusted free cash flow*1*2 143.5 298.4 +154.9

*1: For an explanation of the calculation processes of these numbers, please see the IR page of our website, www.nttdocomo.co.jp

*2: Adjusted free cash flow excludes the effects of changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. 3

U.S.

Results by Segment GAAP

FY2014/1H FY2015/1H Changes

(Billions of yen)(1)(2)(2)(1)

Operating 1,826.5 1,807.0 -19.4

Telecommunications revenues

business

Operating 384.7 420.2 +35.5

income

Operating revenues 208.3 246.3 +38.0

Smart life

business Operating

income 13.4 33.4 +20.1

Operating revenues 152.4 173.5 +21.1

Other

businesses Operating

income 1.5 9.0 +7.5

_Ref._Smart life Operating revenues 360.6 419.8 +59.2

business and

Other businesses Operating income 14.9 42.4 +27.5

As we realigned our operating segments, former _Mobile communications business_ was changed to _Telecommunications business_ beginning with the full-year results presentation for FY2014.

Accordingly, certain telecommunication service items that had previously been included in _Other businesses_ were reclassified into _Telecommunications business_.

In association with the change of organizational structure that took effect on July 1, 2015, certain types of Machine-to-Machine (M2M) communication services that had previously been included in _Other businesses_ were reclassified into _Smart life business_ beginning with this results presentation for the first six months of the fiscal year ending March 31, 2016. 4

Key Factors Behind YOY Changes in U.S. Operating Income GAAP

(FY14/1H FY15/1H)

Increase in Decrease in

other operating network-related

telecommunications Increase in revenues : Decrease in expenses : ¥462.6 billion

Up ¥78.1 billion equipment sales Down ¥19.3 billion

services revenues*1: expenses*2 :

Up ¥35.6 billion Down ¥2.8 billion Increase in

in other operating

¥399.6 billion equipment Decrease sales Up expenses ¥1.1 billion :

revenues :

Down ¥25.0 billion

Impact of

_Monthly Support_

discounts :

Down ¥46.7 billion Equipment sales P/L:

Down ¥22.2 billion

Operating revenues: Operating expenses:

Up¥42.0 billion Down ¥21.0 billion

FY14/1H FY15/1H

*1: Excluding impact of _Monthly Support_ discounts *2: Sum of cost of equipment sold and commissions to agent resellers 5

Operational Performance (1) Trend of improvement continues

Net adds MNP Churn rate

(Million subs)(Million subs)

1.90

FY14/1H FY15/1H

0.58% 0.58%

1.19 -0.04

-0.18

FY14/1H FY15/1H FY14/1H FY15/1H

The churn rate calculation method was changed from FY2015/1Q. For the churn rate calculation method used in this page, please see the slide _Churn Rate            in the presentation material for FY2015/1Q 6

Operational Performance(2)

Handset sales recording steady increase

Total handsets sold Total smartphones sold

(Million units)(Million units)

Total handsets sold:

12.04 Smartphones sold:

10.95

6.76 7.07

New sales:

5.15

3.66

Tablets sold:

0.72 1.02

FY14/1H FY15/1H FY14/1H FY15/1H

7

Smartphone Users

Increasing at a favorable pace

(Million subs)% of LTE-enabled 95%

87% smartphones

30.75

26.36

FY14/2Q 3Q 4Q FY15/1Q 2Q

Numbers in the graph above represent the data as of the end of each quarter. % of LTE-enabled smartphones represents the proportion of LTE subs to total smartphone subs. 8

New Billing Plan Making favorable progress

Subscriptions Total new billing plan subs topped 24 million

on October 7, 2015

Up-sell% of users choosing _M Pack_ or larger data buckets

grew to approx. 80%

1GB data 1GB data top-up purchase rate grew to

top-up

purchase rate approx. 40%

% of users choosing _M Pack_ or larger data buckets represents the proportion of users choosing _Data M Pack,            Data L Pack_ and _Share Pack_ among the total number of users opting to subscribe to the data packs and share packs of the new billing plan. The number represents the actual performance for FY2015/2Q.

1GB data top-up purchase rate: Purchase frequency of 1GB data top-up Total number of packet packs. The number represents the actual performance for FY2015/2Q. 9

"docomo Hikari"

Cumulative subscription applications topped 900,000

Up-sell	**Over 20%** of "docomo Hikari" subs have switched to larger bucket plans
New mobile sub acquisition (No. of subs applied with "Hikari Sumaho Wari" discount*)	**Over 40%** of "docomo Hikari" subs are new subscribers to our mobile service
Promotion of family use	**Over 50%** of "docomo Hikari" subs have opted to join "Share Pack"

* "Hikari Sumaho Wari" discount is applicable only to new or MNP port-in subscribers.
◆ The up-sell rate, new subscription acquisition rate, and Share Pack selection rate represent the actual data for FY2015/2Q.
The cumulative number of subscription applications represents the cumulative data from the launch of service through October 20, 2015.

10

Newly defined ARPU and MOU

Trend of recovery continues

(Yen)

Voice ARPU Packet ARPU docomo Hikari ARPU

4,210 4,190

4,110 4,040 4,030 4,010 40

20

2,870 2,820 2,780 2,820 2,870 2,910

1,340 1,290 1,260 1,210 1,120 1,240

FY14/1Q 2Q3Q4Q FY15/1Q 2Q

New MOU 111 121 128 126 129 134

(minutes)

For an explanation on newly defined ARPU and MOU, please see the slide _Definition and calculation methods of newly defined ARPU and MOU_ in this document. 11

Newly defined ARPU

Making progress toward recovery

(Yen)

4,440 4,110 4,190

40

2,900

2,820

2,910

1,540 1,290 1,240

FY13/2Q FY14/2Q FY15/2Q

Voice ARPU Packet ARPU docomo Hikari ARPU

For an explanation on newly defined ARPU and MOU, please see the slide _Definition and calculation methods of newly defined ARPU and MOU_ in this document. 12

Smart Life Business & Other Businesses:

Operating Income

Making favorable progress

(Billions of yen)

42.4 Revised

FY15 full-year

Up approx. operating income

3-fold

forecast:

¥70 billion

Main drivers behind FY15/1H operating income growth 14.9

FY14/1H FY15/1H

Content services (_dmarket,_ etc.)

Finance/payment services (credit, etc.)

Group companies

(OAK LAWN MARKETING, INC., etc.)

13

_dmarket_ Subscriptions

Growth continues

13.95

(Million subs) _dmarket_ No. of subs (As of Sept. 30, 2015)

_dTV            d anime store_

4.76 million subs 2.13 million subs

_dhits            dgourmet_

3.37 million subs 570,000 subs

7.8 _dkids            dmagazine_

610,000 subs 2.51 million subs

FY14/2Q

3Q

4Q FY15/1Q 2Q

No. of _dmarket_ subscriptions in this page accounts for only monthly subscriptions, and one-time transactions are not included.

The numbers in the graph above represent the subscriber count at the end of each quarter. 14

_dmarket_ Usage Per Subscriber

Growing steadily

(Yen)

Up approx.

30% 1,300

990

FY14/2Q 3Q 4Q FY15/1Q 2Q

The quarterly dmarket usage per subscriber is calculated by dividing the total amount of dmarket transactions for the quarter by the sum of unique users for each month in the quarter. The amounts are exclusive of tax. 15

LTE Network

Japan_s fastest mobile network:

130,000 FY2015/1H

115,400 Priority roll-out of 7,700 base stations

Total no. of PREMIUM 4G- in 640 cities across Japan

LTE base enabled base

stations: stations: Launch of 262.5 Mbps service

97,400 18,000

From October 2015

7,700 Launch of 300 Mbps service

(410 cities across Japan)

900 Provision of 337.5 Mbps service at

docomo LOUNGE, etc

Mar. 31, 2015 Sept. 30, 2015 Mar. 31, 2016 in Tokyo, Nagoya and Osaka

(Target)

The transmission speeds described herein are theoretical maximum rates specified in the technical standard, and the actual rate may vary depending on the propagation conditions, etc.

The 262.5 Mbps service is available only in selected areas of Tokyo, Nagoya and Osaka. 300 Mbps is the fastest transmission rate planned in Japan_s mobile communications market as of October 29, 2015.

Customer Satisfaction

No.1 customer satisfaction ranking in mobile phone service

2015 Japan Mobile Phone Service StudySM by J.D. Power Asia Pacific, which evaluates the overall satisfaction level of users based on the six factors of _communication quality / area coverage,_

_services offered,            various costs and charges,            handsets,            after-sales support_ and _handset purchase experience._

The 2015 study is based on 31,200 responses obtained from mobile phone users residing in Japan for the period of July 2015. www.japan.jdpower. com

17

Cost Efficiency Improvement Achieving favorable progress

(Billions of yen)

FY15/1H FY15 full year

1Q actual: Focus areas:

-62 Initial

guidance: _Network_

-210 Capital expenditures, maintenance

2Q actual: outsourcing cost, etc.

-68

_Marketing_

-130 Sales tools, phone bill preparation/

delivery expenses, etc.

Additional _Other_

reduction: R&D, information system, etc.

-10

-220

18

FY2015/1H Results Snapshot

Recovering steadily toward medium-term targets. Achieved an increase in both operating revenues and income over the same period of prior year

Income from Smart life business and Other businesses recorded strong growth

Cost efficiency improvement progressing favorably, delivering results faster than initially planned

Net adds and other operational data continued to show improvements

Telecommunications business continued to recover due to the positive effects of the new billing plan and _docomo Hikari_ optical-fiber broadband service

Further enhanced comfort of access in LTE service areas with the aggressive roll-out of PREMIUM 4G service in priority areas

Received No. 1 customer satisfaction ranking in J.D. Power_s mobile phone study

19

Results Highlights

Key Financial Data, Segment Results, etc.

Operational Performance

Revised Full-Year Guidance

U.S.

FY2015 Full-Year Forecasts (Revised) GAAP

FY2015 FY2015 Changes

(Billions of yen) Initial forecast Revised forecast

(1)(2)(2) (1)

Operating income 680 710 30

Net income attributable to

NTT DOCOMO, INC. 470 490 20

Capital expenditures 630 600

30

Adjusted free cash flow*1*2

400

480 80

*1: For an explanation of the calculation processes of these numbers, please see the IR page of our website, www.japan.jdpower.com

*2: Adjusted free cash flow excludes the effects of changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. 21

The new of today, the norm of tomorrow

Appendices

Medium -Term Targets for Income Recovery

Item FY2015 revised plan FY2017 target

Operating income ¥710 billion ¥820 billion or higher

(FY2013 ¥819.2 billion)

Operating income

from

Smart life business ¥70 billion Over ¥100 billion

and Other businesses

Cost efficiency

improvement -¥340 billion* -¥400 billion or more

(Compared to FY2013 level)

FY2015-2017

Capital ¥650 billion per

expenditures ¥600 billion annum or less

Shareholder ¥70 (up ¥5) per Enhance shareholder returns

through dividend hike and share

returns share repurchase

*Cumulative cost reduction achieved in FY2014 (¥120 billion) and planned for FY2015 (¥220 billion) 24

Services, etc., Included in Each Reportable Segment

Telecommunications business

Mobile communications services

Xi services (LTE) International services Sales of handset/equipment

FOMA services (3G) for each service

Optical-fiber broadband service and other telecommunications service

Optical-fiber broadband service Satellite communications services Overseas cable TV service etc.

Smart life business

Content services( _dmarket_ ) Finance/Payment services Life-Related services

Video distribution service Credit service Cooking studio

Music distribution service Proxy bill collection etc. Health management

Electronic book service etc. Shopping services Medical database etc.

Home shopping service

Music software sales

Food delivery etc.

Other businesses

Mobile device insurance services

System development/sales/maintenance services

U.S.

Operating Revenues GAAP

(Billions of yen)

4,490.0 4,510.0

2,173.0 2,215.0

FY15 FY15

FY14/1H FY15/1H Revised forecast Initial forecast

Telecommunications services 1,393.4 1,382.3 2,786.0 2,755.0

Equipment sales 441.9 416.8 856.0 929.0

Other operating revenues 337.7 415.8 848.0 826.0

_International services revenues_ are included in _Telecommunications services revenues_

Beginning with the full-year results presentation for FY2014, _Telecommunications services revenues_ included in conventional _Other operating revenues_ in the financial statements for the six months ended September 30, 2014 have been retrospectively reclassified into _Optical-fiber broadband service and other telecommunications services revenues._ 26

U.S.

Operating Expenses GAAP

(Billions of yen)

3,780.0 3,830.0

1,773.4 1,752.4

FY15 FY15

FY14/1H FY15/1H Revised Initial

forecast forecast

Personnel expenses 141.4 144.3 289.0 296.0

Non-personnel expenses 1,140.0 1,135.3 2,485.0 2,509.0

Depreciation & amortization 323.4 297.1 622.0 625.0

Loss on disposal of property, plant,

equipment and intangible assets 33.6 22.5 58.0 67.0

Communication network charges 114.8 132.9 286.0 293.0

Taxes and public duties 20.2 20.2 40.0 40.0

(Incl)Revenue-linked expenses* 586.2 577.7 1,243.0 1,272.0

(Incl)Other non-personnel expenses 553.8 557.7 1,242.0 1,237.0

Revenue-linked expenses: Cost of equipment sold + commissions to agent resellers + loyalty program expenses 27

U.S.

Capital Expenditures GAAP

(Billions of yen)

630.0

600.0

292.5

219.5

FY14/1H FY15/1H FY15 FY15

Revised forecast Initial forecast

Telecommunications business (LTE

(Xi)) 185.9 136.9 353.0 366.0

Telecommunications business (FOMA) 0.9 0.2 0.0 0.0

Telecommunications business (other) 96.1 73.1 219.0 235.0

Smart life business 5.7 6.1 18.0 18.0

Others 3.9 3.2 10.0 11.0

As we realigned our operating segments, former _Mobile communications business_ was changed to _Telecommunications business_ beginning with the full-year results presentation for FY2014. 28

Principal Operational Data and Key Indicators

			FY2014/1H (1)	FY2015/1H (2)	Changes (2) - (1)	FY2015 Revised forecast	FY2015 Initial forecast
Cellular phone	No. of subscriptions (thousands)		64,295	68,494	+4,199	+70,400	69,900
		FOMA	38,080	33,989	-4,090	+32,600	32,900
		LTE (Xi)	26,215	34,504	+8,289	+37,800	37,000
		i-mode	24,320	20,581	-3,738	+19,300	19,100
		sp-mode	25,742	30,209	+4,468	+32,000	31,900
		Communication module service	3,465	4,465	+1,000	-	-
	Net additional subscriptions (thousands)		1,190	1,898	+708	+3,800	3,300
	Handsets sold (thousands) (Including handsets sold without involving sales by DOCOMO)		10,948	12,041	+1,093	+25,700	24,100
		LTE (Xi)	7,779	9,333	+1,554	-	-
		FOMA	3,169	2,709	-460	-	-
	Smartphones sold (thousands)		6,757	7,073	+316	+14,900	15,800

Key Indicators	ROE (%) *Net income attributable to NTT DOCOMO, INC/shareholders' equity	4.7	5.8	1.1	8.9	8.6
	Shareholders' equity ratio (%) *Shareholders' equity/ Total assets	77.3	76.7	-0.6	76.4	77.2
	Debt ratio *Interest bearing liabilities/shareholders' equity	0.042	0.040	-0.002	0.040	0.040
	EPS (yen) *Net income attributable to NTT DOCOMO, INC per share	62.61	81.70	19.09	126.24	121.09

* ROE is calculated using the average end-of-period shareholders' equity for the current and previous fiscal periods.
◆ Numbers of subscriptions are as of the end of each period.

29

Philosophy behind New ARPU Definition

Changes reflected in new ARPU

Launch of _docomo Hikari_

Start of segment result disclosure, etc.

Increase in no. of users subscribing to

multiple mobile devices, e.g., tablets,

etc.

[Graphic Appears Here]

Added optical-fiber broadband service revenues to the numerator of ARPU formula

Excluded the revenues accounted for in Smart ARPU from the numerator of ARPU formula

Removed data plan subs* from the denominator of ARPU formula

Conventional ARPU New ARPU

Revenues accounted for

in Data ARPU:

Revenues

Voice + Packet + accounted for Voice + Packet +_docomo Hikari_

revenues revenues revenues revenues revenues

in Smart ARPU

No. of subscriptions(*) No. of users(*)

(*): No. of subscriptions after subtracting communication(*): No. of subscriptions after subtracting the number of

Data Plan subscriptions from the denominator of

module and MVNO subscriptions, etc. conventional ARPU

*Standalone data plan subscriptions (with no accompanying voice subscription) are not excluded.

Revenues from communication modules, MVNO service subs., etc., are excluded from the revenues accounted for in ARPU (numerator) . For an explanation of newly defined ARPU, please see the slide _Definition and Calculation Methods of ARPU and MOU_ in this document. 30

Newly defined ARPU/MOU

Voice ARPU Packet ARPU docomo Hikari ARPU(Yen)

4,210 4,110 4,040 4,030 4,190 4,160

4,010 40 60

20

2,870 2,820 2,780 2,820 2,870 2,910 2,890

1,340 1,290 1,260 1,210 1,120 1,240 1,210

FY14/1Q 2Q 3Q 4Q FY15/1Q 2Q FY15

(Revised full-year

forecast)

New (minutes) MOU 111 121 128 126 129 134

ARPU and MOU calculation methods were changed beginning with the results presentation for the first three months of the fiscal year ending March 31, 2016. Accordingly, the ARPU and MOU data for the first quarter of the fiscal year ending March 31, 2016 (April-June 2015) and subsequent periods were also adjusted to align with the new calculation methods retrospectively.

For an explanation on the newly defined ARPU and MOU, please see the slide _Definition and calculation method of newly defined ARPU and MOU_ in this document. 31

Newly defined ARPU/MOU

(Yen)

Voice ARPU Packet ARPU docomo Hikari ARPU

4,370

4,100 4,160

60

2,880

2,820 2,890

1,490 1,280 1,210

FY13 FY14 FY15

(Revised full-year forecast)

New MOU 116 122

(minutes)

ARPU and MOU calculation methods were changed beginning with the results presentation for the first three months of the fiscal year ending March 31, 2016. Accordingly, the ARPU and MOU data for the first quarter of the fiscal year ending March 31, 2016 (April-June 2015) and subsequent periods were also adjusted to align with the new calculation methods retrospectively.

For an explanation on the newly defined ARPU, please see the slide _Definition and calculation method of newly defined ARPU and MOU_ in this document. 32

Newly defined ARPU

(Exclusive of impacts of discounts)

(Yen)

Voice ARPU Packet ARPU docomo Hikari ARPU

5,280

5,060(1,090) 5,260

5,120 5,040 4,990 5,020(1,050) 40(1,100)

(910)(930)(950)(990) 20 70

3,270 3,200 3,140 3,160 3,210 3,250 3,240

1,850 1,840 1,850 1,860 1,830 1,990 1,950

FY14/1Q 2Q 3Q 4Q FY15/1Q 2Q FY15

(Revised full-year

forecast)

Numbers in parentheses indicate impact of discounts.

ARPU and MOU calculation methods were changed beginning with the results presentation for the first three months of the fiscal year ending March 31, 2016. Accordingly, the ARPU and MOU data for the first quarter of the fiscal year ending March 31, 2016 (April-June 2015) and subsequent periods were also adjusted to align with the new calculation methods retrospectively.

For an explanation on the newly defined ARPU, please see the slide _Definition and calculation method of newly defined ARPU and MOU_ in this document. 33

ARPU/MOU

Voice ARPU Packet ARPU Smart ARPU(Yen)

4,450 4,370 4,340 4,340 4,290 4,450 4,400

530 560 620 640 660 690 700

2,670 2,620 2,560 2,580 2,610 2,630 2,610

1,250 1,190 1,160 1,120 1,020 1,130 1,090

FY14/1Q 2Q 3Q 4Q FY15/1Q 2Q FY15 (Revised full-

year forecast)

MOU 103 112 118 115 117 121

(Minutes)

For the definition of the ARPU contained in this page, please see the slide _Definition and calculation methods of ARPU and MOU_ in the presentation material for the full-year results for FY2014 34

ARPU

(Exclusive of impacts of discounts)

Voice ARPU Packet ARPU Smart ARPU(Yen)

5,300 5,230 5,220 5,240 5,250 5,430 (980) 5,390 (990)

(850)(860)(880)(900)(960)

530 560 620 640 660 690 700

3,040 2,970 2,890 2,890 2,920 2,940 2,920

1,730 1,700 1,710 1,710 1,670 1,800 1,770

FY14/1Q 2Q 3Q 4Q FY15/1Q 2Q FY15 (Revised

full-year forecast)

Numbers in parentheses indicate impact of discounts.

Smart ARPU is not impacted by the discount programs.

For the definition of the ARPU contained in this page, please see the slide _Definition and calculation methods of ARPU and MOU_ in the presentation material for the full-year results for FY2014. 35

The new of today, the norm of tomorrow

Definition and Calculation Methods of newly defined ARPU and MOU

i. Definition of newly defined ARPU and MOU

a. Newly defined ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing telecommunications services revenues (excluding certain revenues) by the number of active users of our wireless services in the relevant periods, as shown below "ARPU Calculation Method." We believe that our ARPU figures provide useful information to analyze the average usage per user and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b. MOU (Minutes of Use):
Average monthly communication time per user.

ii. Newly defined ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + "docomo Hikari" ARPU

- Voice ARPU : Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active users
- Packet ARPU : Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active users
- "docomo Hikari" ARPU : A part of other operating revenues (basic monthly charges, voice communication charges) / No. of active users
- In addition, the sum of Packet ARPU and "docomo Hikari" ARPU is referred to as Data ARPU.

iii. Active Users Calculation Method

Sum of No. of active users for each month ((No. of users at the end of previous month + No. of users at the end of current month) / 2) during the relevant period

Note:

1. The number of "users" used to calculated ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below:
   a. Subscriptions of communication modules services, "Phone Number Storage," "Mail Address Storage," "docomo Business Transceiver" and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and
   b. Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for "Xi" or "FOMA" services in his/her name.
2. Revenues from communication module services, "Phone Number Storage," "Mail Address Storage," "docomo Business Transceiver" and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in the ARPU calculation.

37

Special Note Regarding Forward -Looking Statements

This presentation contains forward -looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward -looking statements that are not historical facts are based on management_s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward -looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward -looking statement. Potential risks and uncertainties include, without limitation, the following:

Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to optimize costs as expected.

If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group_s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

Names of companies, products, etc., contained in this presentation are the trademarks or registered trademarks of their respective organizations.